EXHIBIT 2

CONFIDENTIAL

22 December 2022

IronNet, Inc.

7900 Tyson One Place, Suite 400

McLean, VA 22102

Attn: Board of Directors

Re: Non-Binding “Take-Private” Proposal

To Board of Directors (the “Board”):

On behalf of C5 Capital Ltd and certain of its affiliates (collectively, the “Buyer Group”), I am writing to outline our proposal to acquire all of the outstanding common shares of IronNet, Inc. (the “Company”) not presently owned by the Buyer Group. The Buyer Group collectively owns approximately 6.8% of the Company’s outstanding shares of common stock (the “Common Shares”) on a fully diluted basis.

We believe that, as a private company, the Company would best be able to achieve long-term value and enhance its competitive position in the global marketplace. We further believe that the Buyer Group’s intended offer to acquire all of the Common Shares not already owned by the Buyer Group (the “Transaction”) at a price equal to $0.25 per share will provide a positive result for the holders of the Common Shares. This price represents a premium of approximately 20%. Certain existing stockholders of the Company will have an opportunity to rollover their Common Shares with the Buyer Group in connection with the Transaction.

We will require a very limited due diligence period and can fully finance the Transaction with the Buyer Group’s available cash on hand, such that there will be no financing condition. In addition, we are prepared to extend the Company financing on mutual agreed terms to complete the Transaction. We are also prepared to immediately begin negotiating definitive documentation for the Transaction (the “Transaction Agreement”) once counsel to the Special Committee (as defined below) has been engaged, with the goal of entering into a binding definitive agreement before the end of January 2023.

The proposed Transaction will be subject to certain non-waivable conditions, including, among other things: (i) that the Board establish a special committee of independent directors (the “Special Committee”) which is fully-empowered to review and accept or reject this proposal or any other proposal we may make, in conjunction with independent legal and financial advisors selected and engaged by the Special Committee, to determine whether it is in the best interests of the Company and its stockholders (other than the Buyer Group) and to

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negotiate definitive agreements with the Buyer Group to effect the Transaction, and (ii) that, in addition to any other stockholders vote necessary to approve the Transaction, the Transaction must also be approved by the holders of a majority of the Common Shares not owned by the Buyer Group.

Members of the Buyer Group, in their capacity as direct or indirect stockholders of the Company, are only interested in acquiring the outstanding Common Shares that they do not already own; they are not interested in selling their Common Shares to another party and have no intention to vote in their capacity as direct or indirect stockholders of the Company in favor of any such transaction. Nevertheless, we can assure you that, if a Transaction does not occur, whether because (i) we do not make a binding definitive proposal, (ii) the Special Committee, after consulting with its advisors, does not approve any proposal we make or (ii) the requisite “majority of minority” vote is not obtained, the relationship among the Buyer Group and the Company will not be adversely affected.

This proposal constitutes an expression of interest only, and we reserve the right to withdraw or modify it in any manner. This letter does not include or constitute a binding offer to acquire the Company or any securities or assets of the Company, or a proposal of definitive terms for any transaction. Please be advised that the applicable Buyer Group members intend to promptly file Schedule 13D amendments, including a copy of this letter, with the Securities and Exchange Commission.

We look forward to the opportunity to discuss this proposal with the Special Committee and its advisors, with the goal of consummating a successful transaction expeditiously.

Sincerely,

By:	/s/ Andre Pienaar
Name: Title:	Andre Pienaar Chief Executive Officer C5 Capital USA LLC

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